Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-280760

July 15, 2025

CONAGRA BRANDS, INC.

Pricing Term Sheet

$500,000,000 5.000% Senior Notes due 2030 (the “2030 Notes”)

$500,000,000 5.750% Senior Notes due 2035 (the “2035 Notes”)

Issuer:	Conagra Brands, Inc.
Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)
Distribution:	SEC Registered
Trade Date:	July 15, 2025
Settlement Date:	July 22, 2025 (T+5)
Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC
Senior Co-Manager: Co-Managers:	U.S. Bancorp Investments, Inc. BMO Capital Markets Corp. HSBC Securities (USA) Inc. PNC Capital Markets LLC Rabo Securities USA, Inc. Scotia Capital (USA) Inc. Truist Securities, Inc.
	2030 Notes	2035 Notes
Principal Amount:	$500,000,000	$500,000,000
Maturity:	August 1, 2030	August 1, 2035
Coupon (Interest Rate):	5.000%	5.750%
Yield to Maturity:	5.074%	5.761%
Spread to Benchmark Treasury:	+102 bps	+127 bps
Benchmark Treasury:	UST 3.875% due June 30, 2030	UST 4.250% due May 15, 2035
Benchmark Treasury Price / Yield:	99-06+ / 4.054%	98-03 / 4.491%
Make-Whole Call:	T + 20 bps	T + 20 bps
Par Call:	On or after July 1, 2030	On or after May 1, 2035

Interest Payment Dates:	February 1 and August 1, beginning February 1, 2026	February 1 and August 1, beginning February 1, 2026
Record Dates:	January 15 and July 15	January 15 and July 15
Price to Public:	99.674% of the aggregate principal amount	99.915% of the aggregate principal amount
Net Proceeds to Issuer After Gross Spread:	$496,620,000	$497,325,000
CUSIP / ISIN:	205887 CK6 / US205887CK64	205887 CL4 / US205887CL48

Use of Proceeds:	Conagra Brands, Inc. intends to use the net proceeds from this offering for general corporate purposes, including the repayment of a portion of its outstanding 4.600% Senior Notes due November 2025.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Change of Control Offer:	If Conagra Brands, Inc. experiences a Change of Control Triggering Event, it will be required to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment for the notes on or about July 22, 2025, which is the fifth business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to July 22, 2025 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (as supplemented) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the issuer at 1-312-549-5000 or by contacting BofA Securities, Inc. by calling 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC by calling 1-866-471-2526 or emailing Prospectus-ny@ny.email.gs.com or Mizuho Securities USA LLC by calling 1-866-271-7403.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.